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                             September 17, 2021

       Roy Kuan
       Chief Executive Officer
       Generation Asia I Acquisition Ltd
       Boundary Hall
       Cricket Square
       Grand Cayman, KY1-1102
       Cayman Islands

                                                        Re: Generation Asia I
Acquisition Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
23, 2021
                                                            CIK No. 0001852061

       Dear Mr. Kuan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1, Submitted August 23, 2021

       Cover Page

   1. We note that a significant number of your management and investment team, directors and advisors are
located in or have significant ties to China/Hong Kong, and your disclosure that you are
seeking to acquire a company that may be based in China/Hong
                                                        Kong in an initial
business combination. Please disclose this prominently on the prospectus cover page.
Your disclosure also should describe the legal and operational risks associated with
being based in or acquiring a company that does business in China.
                                                        Your disclosure should
make clear whether these risks could result in a material change in
 Roy Kuan
Generation Asia I Acquisition Ltd
September 17, 2021
Page 2
         your or the target company   s post-combination operations and/or the
value of your
         common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
         statements and regulatory actions by China   s government, such as
those related to the use
         of variable interest entities and data security or anti-monopoly concerns, has or may
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Summary, page 1

2. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the
company   s operations
         may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
3. In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
       references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
FirstName LastNameRoy Kuan
4. Disclose each permission that you are required to obtain from Chinese authorities to
Comapany    NameGeneration
       operate  and issue theseAsia  I Acquisition
                                 securities         Ltdinvestors. State
affirmatively whether you
                                            to foreign
September
       have17,  2021 Page
             received        2
                       all requisite permissions and whether any permissions have been denied.
FirstName LastName
 Roy Kuan
FirstName
GenerationLastNameRoy   KuanLtd
          Asia I Acquisition
Comapany 17,
September NameGeneration
              2021         Asia I Acquisition Ltd
September
Page 3    17, 2021 Page 3
FirstName LastName
5. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
The Offering, page 15

7. Please revise to briefly describe the right of first offer awarded to the forward purchasers in the Forward Purchase Agreement filed as Exhibit 10.10.
Risk Factors, page 44

8. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
9. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
 Roy Kuan
FirstName
GenerationLastNameRoy   KuanLtd
          Asia I Acquisition
Comapany 17,
September NameGeneration
              2021         Asia I Acquisition Ltd
September
Page 4    17, 2021 Page 4
FirstName LastName
10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
11. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.
Risks Related to Our Operations
Since our sponsor, forward purchasers, officers and directors will lose their entire investment in us if our initial business combination..., page 61

12. We note disclosure here and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination.
         Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur.
         For example, since your sponsor acquired a 20% stake for approximately $0.003 per share and the offering is for $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please also include the interest of the anchor investors that may purchase founder shares from the sponsor for $0.01 and those of the forward purchasers that may hold founder shares received for no consideration.
Use of Proceeds, page 90

13.      On page 93 and elsewhere you mention the possibility of entering into backstop
         agreements following consummation of the offering. Please revise to state whether you currently have any plans to enter any backstop arrangements.
 Roy Kuan
FirstName
GenerationLastNameRoy   KuanLtd
          Asia I Acquisition
Comapany 17,
September NameGeneration
              2021         Asia I Acquisition Ltd
September
Page 5    17, 2021 Page 5
FirstName LastName
       You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Jin Park, Esq.